Filed by MCG Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MCG Capital Corporation
(Registration Statement No. 333-204272)

MCG Capital Corporation	PRESS RELEASE
1001 19th Street North
10th Floor	Contact: Scott Walker
Arlington, VA 22209	(703) 247-7559
(703) 247-7500	SWalker@MCGCapital.com
(866) 774-4951 (FAX)
www.MCGCapital.com

PennantPark Floating Rate Capital Ltd. 590 Madison Avenue 15th Floor New York, NY 10022 (212) 905-1000 (212) 905-1075 (fax) www.pennantpark.com	Contact: Aviv Efrat (212) 905-1000

All Three Leading Proxy Advisory Firms Recommend that MCG Capital Corporation Stockholders Vote FOR the Merger between MCGC and PFLT

ARLINGTON, VA AND NEW YORK, NY - August 3, 2015 - MCG Capital Corporation (NASDAQ: MCGC) and PennantPark Floating Rate Capital Ltd. (NASDAQ: PFLT) today announced that the three leading proxy advisory firms Institutional Shareholder Services ("ISS"), Glass Lewis and Egan-Jones have each independently recommended that MCGC stockholders vote FOR adoption of the merger agreement dated April 28, 2015 among MCGC, PFLT and two of PFLT’s wholly-owned subsidiaries (“Merger Agreement”) at the Special Meeting of MCGC Stockholders scheduled to be held on August 14, 2015.

In reaching unequivocal recommendations that MCGC stockholders vote FOR the merger, each of ISS, Glass Lewis and Egan-Jones thoroughly analyzed both pre and post-announcement developments along with the merits/risks of other alternatives that may be available to MCGC stockholders.

Richard W. Neu, Chairman of the MCGC Board of Directors, said “We are pleased that ISS, Glass Lewis and Egan-Jones have each recognized the strategic logic of our proposed transaction and the value it offers to MCGC stockholders and PFLT stockholders, and that they have strongly recommended that our stockholders vote FOR our proposed combination with PFLT.”

Arthur Penn, Chief Executive Officer of PFLT, said “We believe that our proposed transaction with MCGC presents a unique opportunity for value creation and are pleased that each of the leading proxy advisory firms strongly agree. The combination of our two companies will create a larger middle-market senior floating rate capital provider with greater market coverage, access to capital, scale and diversification.”

In reaching their various conclusions, the proxy advisory firms noted that:

•	[PFLT’s offer is] “…the only scenario with the deal certainty of a legally binding, and a reasonably certain valuation of $4.75 per [MCGC] share.” (ISS)

•	“… a vote FOR the transaction with PennantPark is warranted given the greater certainty of value and closing, the premium at announcement, and the positive market reaction.” (ISS)

•	“[W]e believe that the PFLT Merger Consideration is financially fair and reasonable to [MCGC’s] shareholders.” (Glass Lewis)

•
“[We view] the proposed transaction to be a desirable approach in maximizing shareholder value” and “we believe that approval of the merger agreement is in the best interests of [MCGC] and its shareholders and its advantages and opportunities outweigh the risks associated to the transaction.” (Egan-Jones)

Mr. Neu concluded, “We continue to believe that the merger with PFLT offers MCGC stockholders attractive value for their shares, and the opportunity to continue to own an interest in a company with an attractive and diverse portfolio and the opportunity to resume receiving dividends in respect of their investment. We hope to receive our stockholders’ support for the transaction at our Special Meeting of Stockholders on August 14, 2015.”

The Merger Agreement, which each of MCGC’s and PFLT’s boards of directors unanimously approved, provides for a stock and cash transaction valued at approximately $175.0 million, or approximately $4.75 per MCGC common share at closing, representing a 15.8% premium to MCGC’s closing stock price on April 28, 2015, the last trading day prior to the announcement of the transaction. Following the closing of the transaction, PFLT stockholders are expected to own approximately 56% of the combined company and MCGC stockholders will own approximately 44%. The combined company will remain externally managed by PennantPark Investment Advisers, LLC and will remain headquartered in New York.

Morgan Stanley is serving as financial adviser to MCGC, Wachtell, Lipton, Rosen & Katz is serving as legal counsel to MCGC and Sutherland Asbill & Brennan LLP is serving as legal counsel to MCGC with respect to the Investment Company Act of 1940. Keefe, Bruyette & Woods, Inc. and SunTrust Robinson Humphrey, Inc. are serving as financial advisers to PFLT, Dechert LLP and Venable LLP are serving as legal counsel to PFLT.
About MCG Capital Corporation
MCG Capital Corporation is a solutions-focused commercial finance company providing capital and advisory services to lower middle-market companies throughout the United States. Its investment objective is to achieve attractive returns by generating current income and capital gains on its investments. Its capital is generally used by its portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth, working capital and other general corporate purposes.
About PennantPark Floating Rate Capital Ltd.
PennantPark Floating Rate Capital Ltd. is a business development company which primarily invests in U.S. middle-market private companies in the form of floating rate senior secured loans. From time to time, PennantPark Floating Rate Capital Ltd. may also invest in mezzanine debt and equity investments. PennantPark Floating Rate Capital Ltd. is managed by PennantPark Investment Advisers, LLC.
Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCGC and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this communication on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the actual premium to adjusted net asset value paid in the merger, if any, the actual market capitalization of the combined company, the effect that the announcement or consummation of the proposed merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc. (“HC2”), any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCGC to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCGC’s net asset value in the future, fees and expenses incurred by MCGC in connection with a liquidation, the value of MCGC’s assets in a liquidation, the timeline to complete a liquidation, any changes to MCGC’s listing, registration, management or board of directors in a liquidation, the outcome of any shareholder litigation relating to the transaction or any other litigation to which MCGC is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCGC stockholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission (the “SEC”). MCGC and PFLT undertake no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Important Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus has been mailed to shareholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Proxy Solicitation
Investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com. PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC shareholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above. This communication does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with the SEC and declared effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.